HART & HART, LLC

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO 80203

__________	harttrinen@aol.com
(303) 839-0061	Fax: (303) 839-5414

October 31, 2024

Eranga Dias

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Blue Line Holdings, Inc.
Registration Statement on Form S-1, Amendment No. 1
File No. 333-282317

This office represents Blue Line Holdings, Inc. (the “Company”). Amendment No. 1 to the Company’s Registration Statement on Form S-1 has been filed with the Commission. The following are the Company’s responses to the comments received from the staff by letter dated October 21, 2024.

The numbers below correspond to the paragraph numbers in the staff’s comment letter. The numbers under the “Page No.” column indicated the page number of the Prospectus where the responses to the staff’s comments can be found.

Page No.
1. Footnote 172 to SEC Release 33-8869 provides in part as follows:

Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

The Company is a “startup” company.

Even if the Company is considered a shell, after the Company’s registration is declared effective the Company will have filed all “Form 10” information with the Commission and Rule 144 will be available to the Company’s shareholders.

Further, if Rule 144 is not available to the Company’s shareholders, the selling shareholders would not be underwriters since the preamble to Rule 144 provides in part as follows:

Rule 144 is not an exclusive safe harbor. A person who does not meet all of the applicable conditions of Rule 144 still may claim any other applicable exemption under the Act for the sale of the securities.

Page No.
If Rule 144 is not available, shareholders that own restricted stock often rely on the exemption provided by Section 4(a)(1) of the Securities Act of 1933.

Lastly, the Company is of the opinion that all of the selling shareholders will use the Registration Statement to sell their shares instead of using Rule 144.

With respect to whether the selling shareholders are underwriters:

● An underwriter is a person that purchases shares from the Company with a view to distribution. There was no private or public market for the Company’s common stock when the selling shareholders purchased their shares from the Company and there is currently no private or public market for the Company’s common stock. As a result, the selling shareholders could not have purchased their shares with a view to distribution since there is no private or public market which the selling shareholders can use to make a distribution.

● Further, Regulation M defines a “distribution” as an offering of securities, whether or not subject to registration under the Securities Act that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods. The selling shareholders will not use any special selling efforts or methods.

2. The Table of Contents has been moved so that it immediately follows the cover page to the Prospectus.	2

3. Comment complied with.	6

4. Comment complied with. Since the Company will not receive any proceeds from this offering, certain comparisons required by Item 506 of Regulation S-K cannot be made.	6

5. Comment complied with.	13

6. Comment complied with.	1

7. We do not believe this is an indirect primary offering. The Company will not receive any proceeds from this offering. None of the selling shareholders have any agreements, understandings or arrangements to provide any funds to the Company. Each selling shareholder, except Monarch Media, acquired their shares from the Company for cash. None of the selling shareholders are in the business of underwriting securities. Only two of the selling shareholders have any relationship to the Company.

8. Comment complied with.	1

9. Comment complied with.	4

Page No.
10. Comment complied with.	5

11 We do not know what can be added to the MD&A section. The Company has been in existence less than six months. As a result, a comparison of the Company’s operating results with prior periods is not possible. The MD&A section discloses the factors that will most significantly affect the Company’s future operating results, liquidity and capital resources, as well as the Company’s future capital requirements.

12. Comment complied with.	10

13. Comment complied with.	10, 11

14. Comment complied with.	4, 10

15. Comment complied with.	10

16. The Company’s sole officer, director and principal shareholder is not involved in any of the legal proceedings described in Item 401(f) of Regulation S-K.

17. Comment complied with.	13

18. Comment complied with.	15

19. Comment complied with.	Exh. Index

20. The License Agreement with Monarch Media has been amended.	Exh. 10.2

If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours,

HART & HART, LLC

/s/ William T. Hart
William T. Hart